UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TradeStation Group, Inc.
(Name of Subject Company)

TradeStation Group, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

89267P 10 5
(CUSIP Number of Class of Securities)

Marc J. Stone General Counsel, Vice President of Corporate Development and Secretary TradeStation Group, Inc. 8050 SW 10th Street, Suite 4000 Plantation, Florida 33324 (954) 652-7000
(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alan D. Axelrod, Esq. Bilzin Sumberg Baena Price & Axelrod LLP 1450 Brickell Avenue, 23rd Floor Miami, Florida 33131 (305) 374-7580

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2011 (the “Schedule 14D-9” and the Schedule 14D-9, together with any amendments and supplements thereto, including any exhibits and annexes to such amendments and supplements, the “Amended Schedule 14D-9”) by TradeStation Group, Inc., a Florida corporation (“TradeStation,” “we” or the “Company”). The Amended Schedule 14D-9 relates to the tender offer by Felix 2011 Acquisition Sub, Inc., a Florida corporation, and a wholly-owned direct subsidiary of Monex Group, Inc., a joint stock corporation (kabushiki kaisha) incorporated under the laws of Japan (“Monex”), as disclosed in the Tender Offer Statement on Schedule TO filed by Monex with the SEC on May 10, 2011 (together with any amendments and supplements thereto, including any exhibits to such amendments and supplements, the “Schedule TO”), to purchase all of the issued and outstanding shares common stock, par value $0.01 per share, of TradeStation at a purchase price of $9.75 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2011 (together with any amendments and supplements thereto, including any schedules and annexes to such amendments and supplements, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments and supplements thereto, including any schedules and attachments to such amendments and supplements, the “Letter of Transmittal”). Copies of the initial Offer to Purchase and the initial Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Amended Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment. You should read this Amendment together with the Amended Schedule 14D-9. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION.

Page 55 of the Schedule 14D-9 (under “ITEM 8. ADDITIONAL INFORMATION”) is hereby amended and supplemented by adding the following at the top of such page immediately before “Forward-Looking Statements”:

“Completion of the Offer.

The Offer expired at 12:00 midnight, New York City time, on Tuesday, June 7, 2011. The Offer was not extended. Based on preliminary information from the depositary for the Offer (the “Depositary”), shareholders of TradeStation had tendered and not withdrawn 32,238,029 shares of Company Common Stock (including 6,000 shares tendered pursuant to the guaranteed delivery procedures), which represent approximately 74.3% of the outstanding shares of Company Common Stock on a fully diluted basis, and 80.3% of the currently outstanding shares of Company Common Stock on a non-fully diluted basis, and therefore satisfies the Minimum Tender Condition. Purchaser has accepted for payment all validly tendered shares of Company Common Stock and will promptly make payment to the depositary for the accepted shares.

Subject to confirmation by the Depositary of the preliminary information regarding the number of tendered shares of Company Common Stock, Monex and Purchaser intend to exercise the Top-Up Option to purchase, at a price per share of Company Common Stock equal to the Offer Price, an aggregate number of shares of Company Common Stock equal to the number of shares that, when added to the number of shares of Company Common Stock owned by Purchaser, Monex and its wholly-owned subsidiaries (other than treasury shares or shares in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity for the benefit of its customers or clients) immediately prior to the exercise of such Top-Up Option, constitutes up to one share more than 80% of the outstanding shares of Company Common Stock on a fully diluted basis. Monex and Purchaser intend to effect a short-form merger in accordance with Section 607.1104 of the FBCA as promptly as practicable, without the need for a meeting of TradeStation’s shareholders. In the Merger, Purchaser will be merged with and into TradeStation, with TradeStation continuing as the Surviving Corporation. At the Effective Time, each share of Company Common Stock then outstanding (other than any shares in respect of which appraisal rights are validly exercised under the FBCA and any shares held by TradeStation, Monex or any of their subsidiaries (including Purchaser, but other than shares in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity for the benefit of customers or clients, or shares held in satisfaction of a debt previously contracted, if any)) will, by virtue of the Merger and without any action on the part of the holders of the shares, be converted into the right to receive the Offer Price in cash, without interest and subject to any required withholding taxes.”

ITEM 9. EXHIBITS.

ITEM 9. EXHIBITS of the Amended Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(F)	Joint Press Release issued by Monex and TradeStation, dated June 8, 2011, announcing the completion of the Offer (incorporated by reference to Exhibit (a)(5)(H) to Amendment No. 5 of the Schedule TO)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRADESTATION GROUP, INC.

By:	/s/ David Fleischman
Name:	David Fleischman
Title:	Chief Financial Officer

Dated: June 8, 2011

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